

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)128(JY)



22nd April, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an Extraordinary Report filed on behalf of BOC Hong Kong (Holdings) Limited in Japan on 16th April, 2003 in relation to the change in major shareholders of BOC Hong Kong (Holdings) Limited for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 5/14

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675


関東
財務局接受
15. 4. 16
統証第 号

臨 時 報 告 書

バンク・オブ・チャイナ香港（ホールディングス）リミテッド

(BOC Hong Kong (Holdings) Limited)

（０３５７）

臨時報告書

関東財務局長　殿

平成15年4月16日提出

会社名	バンク・オブ・チャイナ香港（ホールディングス）リミテッド (BOC Hong Kong (Holdings) Limited)
代表者の役職氏名	取締役社長　劉　金　宝 (Dr. Liu Jinbao, Director and Chief Executive)
本店の所在の場所	香港　ガーデンロード1　バンク・オブ・チャイナ・タワー　52階 (52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong)
代理人の氏名	弁護士　高　橋　　謙
署名	高　橋　　謙
代理人の住所	東京都千代田区永田町二丁目13番10号　プルデンシャルタワー 東京青山・青木法律事務所 電話番号　東京(03)5157－2730
事務連絡者氏名	弁護士　高　橋　　謙
連絡場所	東京都千代田区永田町二丁目13番10号　プルデンシャルタワー 東京青山・青木法律事務所 電話番号　東京(03)5157－2730

臨時報告書の写しを縦覧に供する場所

該当なし

（本書面の枚数　表紙共2枚）

Ⅰ．　提出理由

当社の主要株主に異動がありましたので、証券取引法第24条の5第4項及び企業内容等の開示に関する内閣府令第19条第2項第4号に基づき、本報告書を提出するものであります。

Ⅱ．　報告内容

1.　当該異動に係る主要株主の氏名又は名称

華僑商業銀行

2.　当該異動の前後における当該主要株主の所有議決権の数及びその総株主の議決権に対する割合

	所有議決権の数	総株主の議決権に対する割合
異　動　前	1,379,575,062	13.05%
異　動　後	209,857,062	1.98%

3.　当該異動の年月日

平成15年4月10日

4.　その他の事項

（主要株主でなくなった理由）

華僑商業銀行の任意清算に基づき、資本の償還および残余財産の中間配当の目的で当社の株式が華僑商業銀行の株主に対して譲渡されたことによる。

（本書提出日現在における発行済株式総数及び資本の額）

発行済株式総数　10,572,780,266株

資本の額　52,863,901,330香港ドル（邦貨換算額816,747,275,548円。但し、株式会社東京三菱銀行が発表した平成15年4月15日の対顧客電信売買相場の中値、1香港ドル＝15.45円の換算率による。）

(Translation into English by Tokyo Aoyama Aoki Law Office)

EXTRAORDINARY REPORT

BOC Hong Kong (Holdings) Limited

(0357)

(This English translation of the Extraordinary Report has been prepared solely for reference purposes and shall not have any binding force.)

EXTRAORDINARY REPORT

To: Director of the Kanto Local Finance Bureau

Filed on April 16, 2003

Corporate Name:	BOC Hong Kong (Holdings) Limited
Name of Representative:	Dr. Liu Jinbao Director and Chief Executive
Place at which the head office is located:	52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong
Name of Attorney-in-Fact:	Ken Takahashi Attorney-at-Law
Signature:	(Signature)
Address of Attorney-in-Fact:	Tokyo Aoyama Aoki Law Office The Prudential Tower 13-10, Nagatacho 2-chome Chiyoda-ku, Tokyo 100-0014 Japan
Telephone Number:	03-5157-2730
Administrative Person to Contact:	Ken Takahashi Attorney-at-Law
Address:	Tokyo Aoyama Aoki Law Office The Prudential Tower 13-10, Nagatacho 2-chome Chiyoda-ku, Tokyo 100-0014 Japan
Telephone Number:	03-5157-2730

Place at which copies of this report are made available for public inspection

Not applicable.

(This report in the Japanese language consists of 2 pages including the cover sheet.)

I. REASON FOR FILING

There was a change in major shareholders of the Company. Therefore, this report is filed pursuant to Article 24-5, Paragraph 4 of Securities and Exchange Law and Article 19, Paragraph 2, Section 4 of the Japanese Cabinet Office Ordinance concerning Disclosure of Contents, etc. of the Issuer.

II. CONTENTS OF REPORT

1. Name of major shareholders

Hua Chiao Commercial Limited ("Hua Chiao")

2. Number of shares and percentage of shareholding of the major shareholder before and after the date of the change:

	Number of shares	Percentage of shareholding
Before the change	1,379,575,062	13.05%
After the change	209,857,062	1.98%

3. Date of the change

10th April 2003

4. Other Matters

Reason:
Shares of the Company were transferred to shareholders of Hua Chiao by way of return of capital and interim distribution of surplus assets pursuant to the voluntary liquidation of Hua Chiao.

Number of Shares Outstanding and Capital Amount of the Company as of the filing date:
Number of Shares Outstanding: 10,572,780,266 shares
Capital Amount: HK$52,863,901,330 (JP¥816,747,275,548, converted from Hong Kong dollars into Japanese Yen based on the rate of HK$1=JP¥15.45, the mean of the telegraphic transfer selling and buying rates vis-à-vis customers published by The Bank of Tokyo-Mitsubishi, Ltd. on April 15, 2003)

BOC Hong Kong (Holdings) Limited

INCUMBENCY CERTIFICATE

I, Jason Chi Wai YEUNG, being Company Secretary of BOC Hong Kong (Holdings) Limited (the "Company"), a duly established corporation under the laws of Hong Kong, do hereby certify that Mr. LIU Jinbao is, as of the date hereof, Director and Chief Executive of the Company and the duly authorized representative of the Company in filing the Extraordinary Reports in Japanese language, as required under Securities and Exchange Law of Japan (Law No. 25 of 1948) with the Director General of Kanto Local Finance Bureau of Japan.

IN WITNESS WHEREOF, the undersigned has hereunto signed on the 14th day of April , 2003.

BOC Hong Kong (Holdings) Limited

By: 

Name: Jason CW Yeung

Title: Company Secretary

（日本語訳）

バンク・オブ・チャイナ香港（ホールディングス）リミテッド

在 職 証 明

香港の法律に基づき適法に設立された法人である、バンク・オブ・チャイナ香港（ホールディングス）リミテッド（「当社」）の会社秘書役である私、楊志威（Jason Chi Wai YEUNG）は、本書日付現在、劉金宝（LIU Jinbao）氏は当社の取締役社長であり、日本国証券取引法（昭和23年法律第25号）に基づき要求される日本語による臨時報告書の日本国関東財務局長への提出につき当社の適法に授権された代表者であることをここに証明する。

上記の証として、下名の者は2003年4月14日に署名した。

バンク・オブ・チャイナ香港（ホールディングス）リミテッド

（署　　名）

氏名：　楊 志 威

役職：　会社秘書役

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that BOC Hong Kong (Holdings) Limited (the "Company"), a duly established corporation under the laws and regulations in Hong Kong and having its head office at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong, pursuant to Article 7 of the Japanese Cabinet Office Ordinance concerning Disclosure of Contents, etc. of the Issuer (Ordinance No. 5 of 1973, as amended), does hereby appoint:

Mr. Ken Takahashi
Mr. Akimoto Kawamura and
Mr. Takeshi Nishida

all attorneys-at-law of Tokyo Aoyama Aoki Law Office, all being residents of Japan, as its attorneys-in-fact and agents, each with full power to act without the others, to:

(1) Execute and file with the Director General of Kanto Local Finance Bureau of Japan, on behalf of the Company, the Extraordinary Reports of the Company in the Japanese language, as required by the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended);

(2) Receive on behalf of the Company any notice given to the Company by the Director General of Kanto Local Finance Bureau of Japan in connection with the above; and

(3) File such other related documents and perform such other related acts on behalf of the Company as may be required under the Securities and Exchange Law of Japan and regulations thereunder in relation to the above.

IN WITNESS WHEREOF, this Power of Attorney has been executed on behalf of the Company this 14th day of April, 2003.

BOC Hong Kong (Holdings) Limited



By : ______________________
Name: LIU Jinbao
Title: Director and Chief Executive

（日本語訳）

委　任　状

香港の法令に基づき適法に設立された法人であり、その本店住所を香港ガーデンロード1、バンク・オブ・チャイナ・タワー52階に有するバンク・オブ・チャイナ香港（ホールディングス）リミテッド（「当社」）は、日本国の企業内容等の開示に関する内閣府令（昭和48年大蔵省令第5号、改正済）第7条に基づき、それぞれ単独で行為する全権限を有する当社の代理人として、いずれも日本国居住者で東京青山・青木法律事務所の弁護士である高橋謙、川村彰志および西田武をここに任命し、以下のことを委任する。

（1）　日本国の証券取引法（昭和23年法律第25号、改正済）により要求される日本文の臨時報告書に当社を代理して署名し、かつこれを日本国関東財務局長に提出すること。

（2）　上記の書類に関連して、日本国関東財務局長より当社に対してなされる通知を当社を代理して受領すること。

（3）　上記の書類に関連して、当社を代理して、日本国証券取引法および関係規則に基づき必要とされるその他の関連書類を提出し、またその他の関連する行為を行うこと。

上記を証するため、2003年4月14日、当社を代表して本委任状が作成された。

バンク・オブ・チャイナ香港（ホールディングス）リミテッド

（署　　名）

氏名：劉　金　宝
役職：取締役社長